FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Following Syngenta-initiated investigation of unintended corn release, EPA und USDA conclude existing food safety clearance applies, no human health or environmental concerns

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Following Syngenta-initiated investigation of unintended corn release,
EPA and USDA conclude existing food safety clearance applies, no human health or environmental concerns

Washington, DC (USA), 21 March 2005

During advanced testing, Syngenta recently discovered an unintended event, Bt10, in a small number of its corn breeding lines used primarily for pre-commercial development. The Bt protein produced by these lines is identical to that produced by the commercialized, fully approved Bt11 varieties. Therefore, there is no change to the food, health and environmental profile of the corn.

Upon this discovery, Syngenta immediately informed the EPA, FDA and USDA. These regulatory agencies have also confirmed the food, feed and environmental safety of Bt10. All current plantings and seed stock containing this material have been identified and destroyed or otherwise contained.

Syngenta’s insect resistant European corn borer product Bt11 was approved for cultivation and food use in 1996 in the United States and for food and feed use in Japan in 1996 and the EU in 1998.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	USA:	Sarah Hull	Tel: +1 (202) 347 8348
	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Syngenta – 21 March 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 23, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel